PRESS RELEASE

EXERCISE OF OVER-ALLOTMENT OPTION

GROSS PROCEEDS OF OFFERING INCREASED TO $392 MILLION

(All dollar amounts in Canadian dollars)

July 30, 2007 – Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that the over-allotment option granted to the agents in connection with New Gold’s previously announced (May 29 and 30, 2007, and June 14 and 28, 2007) public offering (the “Offering”) of Units, Debentures, Flow-Through Shares and Shares, was exercised in respect of 17,000 Units, resulting in additional gross proceeds of $17,000,000.  Each Unit is comprised of one $1,000 principal amount unsecured series D note and 100 common share purchase warrants of New Gold, each exercisable to acquire one common share of New Gold for a period of 10 years at an exercise price of $15.00 per share.  The exercise of the over allotment option brings the aggregate gross proceeds to New Gold under the Offering to $ 392,286,250.

The securities referenced herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For more information, contact:

Chris Bradbrook
President and Chief Executive Officer
New Gold Inc.
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis and in the Company’s Annual Report of Form 40-F filed with the U.S. Securities and Exchange Commission. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated and Inferred Resources, and the use of the terms “measured” “indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of  an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.